[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 10, 2012

BY HAND AND EDGAR

Duc Dang

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Domus Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 17, 2012
File No. 333-181988

Dear Mr. Dang:

On behalf of Domus Holdings Corp. (the “Company”), enclosed please find a copy of Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on August 17, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 5, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Duc Dang

Securities and Exchange Commission

September 10, 2012

Unaudited Pro Forma Financial Information, page 55

1.	We note your response to comment 4 and continue to question the appropriateness of this adjustment. Management’s intention/expectation to set aside a portion of the proceeds to redeem the 12.375% Senior Subordinated Notes in April 2013 does not appear factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. Please provide us with more details regarding how you intend to “set aside” the proceeds, or remove the adjustment and only disclose your future intention of redemption in the notes to your unaudited pro forma financial information.

The Company advises the Staff that it has revised the Registration Statement, including the section entitled “Use of Proceeds” and the unaudited pro forma financial information, to reflect the fact that the Company no longer intends to use the proceeds from the offering to redeem the 12.375% Senior Subordinated Notes in April 2013.

Please see pages 53 and 61 through 66 of the Amendment.

2.	We note your response to comment 5 and your disclosure which indicates that you have not given pro forma effect to the payment of accrued and unpaid interest, redemption premiums and other fees and expenses to be paid in connection with indebtedness repayments. Tell us your basis for excluding these payments from the pro forma balance sheet and tell us the amount of the expected payments. Also, tell us your basis for not reflecting the impact of the termination of the management agreement with Apollo in your pro forma statements.

In response to the Staff’s comment, the Company advises the Staff that it has revised the unaudited pro forma financial information to include the payment of prepayment premiums, other fees and expenses to be paid in connection with the repayment of indebtedness, as well as payments related to the termination of the management agreement with Apollo. The revised unaudited pro forma financial information excludes interest that will be paid in connection with the repayment of indebtedness because such interest represents an accrued ongoing expense of the Company that is paid utilizing cash flows from operations and the Company’s revolving credit facility and is not directly attributable to the offering. The Company has provided additional disclosure in the footnotes to the pro forma financial statements to reflect the amount of such interest.

Please see page 65 of the Amendment.

3.	We note your response to comment 6. It appears you have the ability to redeem such interests, however your assumption of holders’ intentions to convert the Convertible Notes does not appear to be factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. Please address the following below:

a.	Provide the details surrounding the conversion agreements in place regarding the $1,644 million held by both Apollo and Paulson, as well as the additional

Duc Dang

Securities and Exchange Commission

September 10, 2012

$342 million held by those intending to convert. Address agreements with each holder separately. It appears that your pro forma adjustments rely upon management’s expectations of conversion, rather than factually supportable evidence. In this regard, we note disclosure on page 174 that references agreements with Apollo, Paulson, and others; however, it does not indicate that these agreements have been entered into or whether they are/will be written agreements.

b.	Since your assumption of the conversion of the remaining $124 million of Convertible Notes is based on your assertion that such holders have an economic benefit to convert, the conversion of these notes does not appear factually supportable. Please remove this adjustment or advise us further.

In response to the Staff’s comment, the Company advises the Staff that on September 4, 2012, it entered into definitive written letter agreements with certain holders of its Convertible Notes, including (i) an affiliate of Apollo and (ii) Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it, which, as of September 4, 2012, collectively own an aggregate of approximately $1.903 billion principal amount of Convertible Notes out of a total of approximately $2.110 billion aggregate principal amount outstanding. These agreements provide that in consideration for agreeing with the Company (1) not to transfer their respective Convertible Notes from the date of the agreement (unless the transferee agrees to assume the restrictions on transfer and lock-up obligations contained in such agreement), (2) to enter into a lock-up agreement with the underwriters for the offering (covering all shares of common stock that each such holder owns) for a period of 180 days following the date of the prospectus, subject to certain exceptions pursuant to the terms of the lock-up agreement, and (3) to convert all of their respective Convertible Notes substantially concurrently with the closing of the offering, each such holder will receive (a) in a private placement, 0.125 shares of common stock for each share of common stock issued upon conversion of such holder’s Convertible Notes as of the date of conversion and (b) a cash payment equal to $55.00 for each $1,000 aggregate principal amount of Convertible Notes converted, or approximately $105 million in the aggregate. The amount of the cash payment to be paid to the holders is equal to the interest that the holders would have otherwise received with respect to the Convertible Notes held by them if they held such Convertible Notes through October 15, 2012, the next regularly scheduled interest payment date for the Convertible Notes. These holders will not receive the interest payment to be paid on the Convertible Notes on October 15, 2012 if the offering closes prior to such date.

The Company has revised the “Use of Proceeds” section and the unaudited pro forma financial information to reflect the fact that it intends to use a portion of the proceeds from the offering to make the approximately $105 million cash payment. In addition, the Company has revised the unaudited pro forma financial information to reflect (i) an increase in shareholders’ equity related to the issuance of the shares of common stock upon conversion of the approximately $1.903 billion aggregate principal amount of Convertible Notes as required pursuant to the definitive letter agreements described above and (ii) the expense that will be incurred in connection with the issuance of 228 million additional shares to such holders (before reflecting the reverse split that will occur prior to the offering). The Company believes such adjustments are appropriate due to the definitive nature of the letter agreements.

Duc Dang

Securities and Exchange Commission

September 10, 2012

In response to the Staff’s comment, the Company has revised the unaudited pro forma financial information to remove the assumption related to the conversion of the remaining approximately $207 million aggregate principal amount of Convertible Notes. Instead, the Company has revised the “Use of Proceeds” section and the unaudited pro forma financial information to reflect the fact that it intends to use a portion of the proceeds from the offering to redeem the remaining approximately $207 million aggregate principal amount of Convertible Notes at 90% of their principal amount, in accordance with the terms of the indenture governing such Convertible Notes.

Please see pages 53 and 61 through 66 of the Amendment.

Notwithstanding the fact that the Company has revised the unaudited pro forma financial information to remove the assumption related to the conversion of the remaining approximately $207 million aggregate principal amount of Convertible Notes, the Company believes that holders of such Convertible Notes will also elect to convert their Convertible Notes due to the fact that they will be economically incentivized to do so. Specifically, the Company further advises the Staff that on September 4, 2012, it entered into definitive written letter agreements with certain holders of its Convertible Notes, which collectively own approximately $127 million aggregate principal amount of the remaining approximately $207 million aggregate principal amount of Convertible Notes. Pursuant to these letter agreements, in consideration for agreeing with the Company (1) not to transfer such holder’s Convertible Notes from the date of the agreement (unless the transferee agrees to assume the restrictions on transfer and lock-up obligations contained in such agreement) and (2) to enter into a lock-up agreement with the underwriters for the offering (covering all shares of common stock that it owns) for a period of 180 days following the date of the prospectus, subject to certain exceptions pursuant to the terms of the lock-up agreement, each such holder will receive, in a private placement, 0.125 shares of common stock for each share of common stock issued upon conversion of such holder’s Convertible Notes. These holders are under no obligation to convert their Convertible Notes but would receive the additional shares of common stock only upon conversion of their Convertible Notes. Accordingly, the Company believes that this group of holders has an economic incentive to convert their Convertible Notes into common stock rather than having their Convertible Notes redeemed at 90% of the principal amount. Holders of the remaining approximately $80 million aggregate principal of Convertible Notes have not entered into a lock-up agreement and will therefore not receive additional shares upon conversion of their notes. The Company believes that this group will also have an economic incentive to convert in lieu of having their Convertible Notes redeemed at 90% of the principal amount. As noted above, in the unaudited pro forma information and “Use of Proceeds” section, the Company has assumed the redemption of all of the approximately $207 million aggregate principal amount of Convertible Notes. However, given that the Company believes that there is a strong likelihood that these holders will elect to covert their Convertible Notes into common stock, the Company has included disclosure in a footnote to the pro forma statements describing the impact that the

Duc Dang

Securities and Exchange Commission

September 10, 2012

conversion of such additional $207 million aggregate principal amount of Convertible Notes would have, including the related incremental issuance of shares and the potential for additional accrual interest savings if the Company were to use offering proceeds to retire other indebtedness rather than to redeem Convertible Notes.

Please see pages 65 and 66 of the Amendment.

Key Drivers of Our Business, page 71

4.	For your Company Owned Real Estate Brokerage Services, please tell us if you evaluate the average commission rate or the gross commission income per side after reducing such figures by the average commission paid to your independent agents.

In response to the Staff’s comment, the Company advises the Staff that although the Company monitors profitability of home sale transactions, including the commission paid to agents, it does not evaluate either average commission or the gross commission income per side reduced by the average commission paid to its independent agents.

Utilize Cash Flow from Operations to further reduce indebtedness, page 124

5.	We note your response to comment 12. Please explain to us how you determined that you would have sufficient net unrealized built-in gain to minimize any possibility of an “ownership change.” Considering your level of losses on both an actual and pro forma basis, please revise to quantify the net cash impact of the elimination of certain NOLs for state tax purposes. Also, please revise here and where appropriate to clarify that you might not earn enough taxable income in order to fully utilize your current NOLs. Alternatively, if you believe that you will be able to fully utilize your NOLs, please revise to provide the reasonable basis for such belief.

In response to the Staff’s comment, the Company would like to clarify that its net unrealized built-in gain (“NUBIG”) does not reduce the possibility of an ownership change for tax purposes, but rather, as described in more detail below, reduces the limitation on utilization of NOLs following any such ownership change.

Generally, Section 382 of the Internal Revenue Code limits the utilization of NOLs following an ownership change. However, Section 382 also allows for a reduction to this limitation when a company has a NUBIG. A company’s NUBIG is generally equal to the fair market value of that company’s assets in excess of the tax basis of such assets. The specific methodology for calculating and applying a company’s NUBIG is set forth in IRS Notice 2003-65. Through the application of the methodology described in IRS Notice 2003-65, and using a range of potential share values, the Company has determined that it has sufficient NUBIG to significantly reduce the limitation on the utilization of our NOLs following any ownership change.

In response to the Staff’s comment regarding the net cash impact of the elimination of certain NOLs for state tax purposes, the Company has revised the Registration Statement to include the following underlined revisions:

Duc Dang

Securities and Exchange Commission

September 10, 2012

As a result of the Statutory Conversions, our ability to utilize certain of our NOLs for state tax purposes will be eliminated, the net cash impact of which is expected to be approximately $19 million (net of benefits from payments of additional taxes in these states, which are deductible for federal income tax purposes).

Please see page 44 of the Amendment.

The Company acknowledges that under certain circumstances, the Company may not be able to fully utilize its current NOLs. As such, the Company has revised the Registration Statement to include the following disclosure:

The cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Please see pages 8, 9, 44, 128 and 130 of the Amendment.

Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements, page F-43

2. Summary of Significant Accounting Policies, page F-44

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets, page F-48

6.	We note your response to comment 14 and we continue to consider your analysis. Please tell us how you have separately identified cash flows that pertain to the value the Real Estate Brokerage Services franchise agreement with NRT and those specifically related to your franchised trademarks, including the trademarks used by NRT. Please clarify why you believe that you have not double counted revenue streams in your valuations; tell us why you believe that the value of the trademark does not already reflect the value of the right to franchise the trademark.

In response to the Staff’s Comment, the Company advises the Staff that it believes that both the RFG tradenames and the related franchise agreements represent distinct assets for which separately determinable values can and should be derived. Although the starting point for both valuation methodologies is based on total RFG revenue streams, the Company believes that the aggregate value has been properly bifurcated between the tradename and the franchise agreements, and no amounts have been double counted in the analysis.

The value of RFG tradenames was calculated using an income approach, specifically the relief from royalty method for this portion of the analysis. This method is commonly used for tradenames, patents and other intangible assets which may be licensed to third parties. The calculation assumes that in lieu of ownership, the Company could obtain comparable rights to use the tradenames via a license from a hypothetical third-party owner. As a result, the fair value of the asset is estimated by calculating the present value of licensing fees avoided because the

Duc Dang

Securities and Exchange Commission

September 10, 2012

tradenames are owned (i.e. the royalty savings) and not licensed from third parties. As these license fees would be required to support the overall value of the Company’s franchise operations to its franchise customers, total RFG revenue was multiplied by a third-party market royalty rate, and then discounted back to present value to arrive at fair value.

The value assigned to the RFG franchise agreements was also calculated using an income approach, specifically the “excess earnings” method. The excess earnings method derives the value of an asset by calculating profit (revenue less operating expenses) and subtracting the return on all of the identified assets including intangible assets (the contributory charge). This charge nets out the economic expense related to the tradenames (calculated pursuant to the previous paragraph), fixed assets, working capital and other intangibles from the valuation of the franchise agreements, thereby eliminating the risk of incorrectly inflating or double counting the underlying cash flows used in determining the present value using the excess earnings approach.

As a result of the fact that the tradename cost utilized in the relief from royalty method is specifically reducing future cash flows used in the excess earning method, the Company believes that it has properly determined the fair value of the franchise agreements and the tradenames without any duplication.

* * * * *

Duc Dang

Securities and Exchange Commission

September 10, 2012

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Folake Ayoola, Securities and Exchange Commission
Mark Rakip, Securities and Exchange Commission
Jessica Barberich, Securities and Exchange Commission
Richard Smith, Domus Holdings Corp.
Anthony Hull, Domus Holdings Corp.
Marilyn Wasser, Domus Holdings Corp.
Richard Heller, PricewaterhouseCoopers LLP
Arthur D. Robinson, Simpson Thacher & Bartlett LLP
Marisa D. Stavenas, Simpson Thacher & Bartlett LLP